Exhibit 17.1

RESIGNATION

I, Sandy McDougall, the President, Chief Executive Officer, Secretary, Chief Financial Officer and a director of Green Irons Holdings Corp., a Nevada corporation, (“Company”) hereby tender and submit my resignation as the Chief Financial Officer and Secretary of the Company only, and retain all the other offices held, including my position as a director of the Company, such resignation to be effective upon this 17th day of November 2009.

/s/ Sandy McDougall
Sandy McDougall